SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. ______)

                         DATA RESEARCH ASSOCIATES, INC.

                    -----------------------------------------
                            (Name of Subject Company)

                         DATA RESEARCH ASSOCIATES, INC.

                    -----------------------------------------
                       (Names of Persons Filing Statement)

                     Common Stock, Par Value $.01 Per Share

                    -----------------------------------------
                         (Title of Class of Securities)


                                   237853 10 6
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                              Michael J. Mellinger
                         Data Research Associates, Inc.
                             1276 North Warson Road
                         St. Louis, Missouri 63132-1806
                            Telephone: (314) 432-1100
                            Facsimile: (314) 993-8927

      (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert H. Wexler, Esquire
                         Gallop, Johnson & Neuman, L.C.
                                101 South Hanley
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-1200
                            Facsimile: (314) 615-1219

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

[DRA LOGO]
25 Year of Library Automation

                                                           For more information:

                                                           please contact:
                                                           Kathy Kilper
                                                           800-325-0888
                                                           KathyB@DRA.com


For immediate release:  July 19, 2001

Data Research Associates Announces Third Quarter Results

St. Louis, Missouri, USA --Data Research Associates, Inc. (DRA) (Nasdaq: DRAI) announced today that revenues for its third quarter of fiscal 2001, ended June 30, were $6.6 million, compared with $7.0 million for the third quarter of fiscal 2000. Earnings for the third quarter of fiscal 2001 were $131,000, or three cents per share, compared with $507,000, or 11 cents per share, for the same period of fiscal 2000. During the current quarter DRA incurred expenses of $185,000 related to its pending acquisition by SIRSI Holdings Corp.

Michael J. Mellinger, DRA President and CEO, stated that without these transaction expenses earnings for the third quarter would have been $250,000, or six cents per share basic and diluted.

Mellinger primarily attributed the decline in revenues in the third quarter of fiscal 2001 from the third quarter of fiscal 2000 to a decrease in hardware revenues of $396,000, a decline of 69% in the current quarter from the same quarter last year. He noted that the third quarter of fiscal 2000 included hardware revenue from two new large Taos customers while the current quarter included hardware revenue from several small migrations of existing customers to Taos. Software revenues increased $45,000, or 4%, and service and other revenues decreased $19,000, or less than 1%, in the current quarter from the comparable quarter last year. An increase in maintenance, the major component of service and other revenue, was offset by a decline in business internet revenue.

"As anticipated," Mellinger said, "most of our revenue in the third quarter was derived from the migration of existing customers to Taos. In addition to shipping hardware and software to migration sites in this quarter, we also shipped one part of the Taos report writer product to all new and migrating Taos customers who had contracted for it. We continue to expect that most of our revenues in the fourth quarter of fiscal 2001 will come from the migration of existing customers."

During the beginning of the quarter ended June 30, DRA purchased 29,000 shares of the company's common stock on the open market for $175,195, or $6.04 per share. The company maintained its strong cash position and ended the quarter with $19.2 million in cash, cash equivalents and short-term investments.

Regarding the pending acquisition, Mellinger said, "Attorneys for both parties are completing the required SEC filings and, if everything proceeds as planned, SIRSI expects to commence the tender offer next week. Also, the size of the transaction does not reach the threshold that requires an antitrust filing."

DRA's quarterly conference call beginning at 4:00 p.m. CDT today, Thursday, July 19, will be webcast and can be accessed via the company's web page at www.dra.com.

Data Research Associates, Inc., headquartered in St. Louis, is a leading systems integrator for libraries and other information providers, offering its own proprietary information services software, third-party software and hardware, Internet, World Wide Web and other networking services; and other related support services.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DRA. A Tender Offer Statement on Schedule TO will be filed by SIRSI and its acquisition subsidiary and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by DRA with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed with the SEC at the SEC's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the SEC by SIRSI will be available free of charge from SIRSI by directing a request to SIRSI Corporation, 101 Washington Street, Huntsville AL 35801-4827. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the SEC by DRA may be obtained free of charge from DRA by directing a request to Data Research Associates, Inc., 1276 North Warson Road, P.O. Box 8495, St. Louis, MO 63132-1806.

This news release contains forward-looking statements, including statements as to anticipated or expected results, beliefs, opinions and future financial performance. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause DRA's actual results to differ materially. Specific risk factors for the statements contained herein include, but are not limited to, the Company's ability to continue to enhance the Taos product; customer acceptance of that product; DRA's ability to meet installation schedules; and timing of negotiations for sites who have selected Taos but have not yet signed a contract. Some of these risk factors, as well as additional risk factors, are discussed in detail in DRA's Annual Report and in Exhibit 99-1 of its Form 10-K for fiscal year 2000. DRA does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                         Data Research Associates, Inc.
       Summary of Quarterly Results (in thousands, except per share data)


                                                               Three Months Ended             Nine Months Ended
                                                                    June 30                        June 30
                                                                  (unaudited)                   (unaudited)
                                                               2001            2000            2001            2000
                                                               ----            ----            ----            ----

Revenues:
   Hardware                                                    $182            $578            $922          $1,521
   Software                                                   1,206           1,161           3,117           3,237
   Services and other                                         5,240           5,259          15,495          15,664
                                                             ------          ------         -------         -------
Total revenues                                               $6,628          $6,998         $19,534         $20,422

Income before income taxes                                     $202            $742            $613          $1,497

Net income                                                     $131            $507            $134          $1,022

Earnings per share (basic)                                     $.03            $.11            $.03            $.21

Earnings per share (diluted)                                   $.03            $.11            $.03            $.21



                                                                                  ###

